September 4, 2001

Securities and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

Re:      Pinnacle Foods, Inc.

We have read the statements that we understand Pinnacle Foods, Inc. will include under Item 3 of the Form 1O-SB report it will file regarding the recent change of auditors. We agree with such statements regarding our firm, except as follows:

         We believe the last sentence of the second paragraph is unnecessary, however if included we believe an additional sentence should be added in order to provide full disclosure. That sentence should state that Larson, Allen, Weishair & Co., LLP disputes the Company's claims.

We have no basis to agree or disagree with other statements made under Item 3.


/s/ Larson, Allen, Weishair & Co., LLP
LARSON, ALLEN, WEISHAIR & CO., LLP
Certified Public Accountants and Business Consultants

cc:    Mr. Kevin M. Schell
       Ballard Spahr Andrews & Ingersoll, LLP

       Mr. Thomas J. Shroyer
       Moss & Barnett